Forever Home Realty Joins The Real Brokerage

Las Vegas-Based Real Estate Team to be Led by Founder Nick Devitte

TORONTO AND NEW YORK -- May 10, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, today announced that Forever Home Realty, based in Las Vegas, Nevada, is joining its growing network of agents.

Forever Home Realty has a team of more than 180 agents. The team handled approximately 750 transactions with an approximate value of sold homes of $550 million in 2021. Forever Home Realty was founded by Nick Devitte in 2017. Devitte is a Las Vegas native who started his career in hospitality, earning his real estate license in 2015. Devitte has been named to the Las Vegas Young Professionals Network's "Who's Who Under 40" for the past year three years.

"Working with Real will help streamline our business at Forever Home and can help us expand," said Nick Devitte. "We are eager to be a part of a strong national network of real estate professionals."

"We are beyond excited to welcome Forever Home Realty to the Real family," said Real Chairman and CEO Tamir Poleg. "We have had success already in Las Vegas and believe Nick and his team will continue this impressive momentum. The team has demonstrated true leadership in this area already and we look forward to expanding Real in both Las Vegas and Nevada."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Investors, for more information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908-280-2515

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Forever Home Realty joining Real, and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.